

Matthew Markoff, CPA
Owner at Matthew S. Markoff CPA
Wake Forest, North Carolina, United States · **Contact info**
144 connections


Matthew S. Markoff CPA

Fairleigh Dickinson University

Experience


Owner
Matthew S. Markoff CPA · Self-employed
Apr 2021 – Present · 9 mos
Raleigh, North Carolina, United States


Tax Manager
RSM US LLP · Full-time
Oct 2020 – Apr 2021 · 7 mos
Raleigh, North Carolina, United States


Tax Manager
Akram & Associates CPAs & Advisors · Full-time
Oct 2019 – Oct 2020 · 1 yr 1 mo
Raleigh-Durham, North Carolina Area

Tax preparation and review for investment partnerships and resolution of the tax issues involving wash sales, constructive sales, unrelated business taxable income, section 1256 and 988 contracts, classification as trader or investor, mark to market election under IRC 475(f), amortization of organization costs, contributed securities – 704 (c) and its tax con ...see more


Senior Tax Accountant
Carr, Riggs & Ingram
Jan 2018 – Oct 2019 · 1 yr 10 mos
Raleigh, North Carolina

Responsible for preparing the most difficult tax returns available.
Responsible for reviewing other staff's returns.
Responsible for training new staff.
Responsible for innovating and implementing new techniques and methods.   ...see more


Staff Accountant
Stancil & Company
May 2015 – May 2017 · 2 yrs 1 mo
Raleigh-Durham, North Carolina Area

Show 4 more experiences ⌄

Education


Fairleigh Dickinson University
Bachelor's Degree, Accounting
2014

Relevant Courses

Finance I & II
Accounting Information Systems and Technology
Federal Taxation
Financial Accounting Theory I, II & III
Accounting Principles I & II
Computer Technology in the Business Community
Business Law
Business in the Global Environment


Fairliegh Dickinson University
Bachelor of Science (BS), Accounting